As filed with the SEC on October 2, 2001
                                                             File No. 70-


                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------

                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935

                    ----------------------------------------

           E.ON AG                              Powergen plc
           E.ON-Platz 1                         City Point
           40479 Dusseldorf                     1 Ropemaker Street
           Germany                              London EC2Y 9HT
                                                United Kingdom


                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                                     E.ON AG
                    (Name of top registered holding company)
                    ----------------------------------------

Ulrich Hueppe                              David Jackson
General Counsel, Executive Vice President  Company Secretary and General Counsel
Dr. Guntram Wuerzberg                      Powergen plc
Vice President General Legal Affairs       City Point
E.ON AG                                    1 Ropemaker Street
E.ON-Platz 1                               London EC2Y 9HT
40479 Dusseldorf                           United Kingdom
Germany                                    Telephone:  011-44-270-826-2742
Telephone: 011-49-211-4579-388             Facsimile: 011-44-270-826-2716
Facsimile:  011-49-211-4579-610

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

 Tia S. Barancik                              Peter D. Clarke
 LeBoeuf, Lamb, Greene & MacRae, L.L.P.       Debra J. Schnebel
 125 West 55th Street                         Jones, Day, Reavis & Pogue
 New York, NY 10019-5389                      77 West Wacker Drive, Ste. 3500
 Telephone: (212) 424-8455                    Chicago, IL 60601-1692
 Facsimile: (212) 424-8500                    Telephone: (312) 782-3939
                                              Facsimile: (312) 782-8585


 Markian M. W. Melnyk                         Joseph B. Frumkin
 LeBoeuf, Lamb, Greene & MacRae, L.L.P.       Sullivan & Cromwell
 1875 Connecticut Ave., N.W.                  125 Broad Street
 Washington, D.C. 20009-5728                  New York, NY 10004
 Telephone: (212) 424-8455                    Telephone: (212) 558-4000
 Facsimile: (212) 424-8500                    Facsimile: (212) 558-3588

                                Table of Contents

Item 1. Description of the Proposed Transaction...............................1

         A.       Introduction and General Request............................1

         B.       Summary of Authorization Requested..........................3

                  1.       General Financing Parameters.......................4

                  2.       Use of Proceeds....................................5

         C.       Existing Financing Arrangements.............................6

                  1.       E.ON's Current Capital Structure...................6

                  2.       Powergen's Current Capital Structure...............7

                  3.       LG&E Energy's Current Capital Structure............8

         D.       Proposed Financing Program..................................8

                  1.       E.ON External Financing............................9

                  2.       Subsidiary Company Financing......................14

                  3.       Acquisition, Redemption or Retirement
                            of Securities....................................23

                  4.       Financing Entities................................23

                  5.       Changes in Capital Stock of Subsidiaries..........24

                  6.       Tax Allocation Agreement..........................24

                  7.       Payment of Dividends Out of Capital
                            or Unearned Surplus..............................25

                  8.       Nonutility Reorganizations........................26

                  9.       Energy Related Subsidiaries.......................28

                  10.      EWG/FUCO-Related Financings.......................28

         E.       Filing of Certificates of Notification.....................28

Item 2. Fees, Commissions and Expenses.......................................31

Item 3. Applicable Statutory Provisions......................................31

Item 4. Regulatory Approvals.................................................31

Item 5. Procedure 31

Item 6. Exhibits and Financial Statements....................................32

         A.       Exhibits...................................................32

         B.       Financial Statements.......................................32

Item 7. Information as to Environmental Effects..............................32

                              Certain Defined Terms

1. "Applicants" means E.ON and its direct and indirect subsidiary companies, except its FUCO subsidiaries, and Powergen and its direct and indirect subsidiary companies, except for its FUCO subsidiaries.

2.   "E.ON Energie" means E.ON Energie AG.

3. "E.ON Group" means E.ON and all of its direct and indirect subsidiary companies.

4.   "GAAP" means generally accepted accounting principles.

5.   "KU" means Kentucky Utilities Company.

6. "LG&E Energy Group" means LG&E Energy and all of its direct and indirect subsidiary companies.

7.   "LG&E Energy" means LG&E Energy Corp.

8.   "LG&E" means Louisville Gas and Electric Company.

9.   "Powergen" means Powergen plc.

10. "Powergen Group" means Powergen and all of its direct and indirect subsidiary companies.

11. "Powergen UK Group" means Powergen, Powergen Group Holdings and all of the direct and indirect subsidiary companies of Powergen Group Holdings.

12. "Powergen Intermediate Holding Companies" means Powergen US Holdings Limited, Powergen US Investments Limited, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sarl, Powergen Luxembourg Investments sarl, Powergen USA and Powergen US Investments Corp.

13.  "Utility Subsidiaries" means LG&E and KU.

14. "Nonutility Subsidiaries" means all of the subsidiary companies of LG&E Energy except the Utility Subsidiaries.

                                    FORM U-1
                             APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Item 1. Description of the Proposed Transaction

A.   Introduction and General Request

     This Application/Declaration requests authorization for the financing of E.ON AG ("E.ON") and its subsidiary companies. In a separate application/declaration on Form U-1 filed with the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act") (File No. 70-9961, filed September 4,
2001), E.ON has proposed to acquire Powergen plc ("Powergen"), a registered holding company (the "Acquisition Application"). The Acquisition Application seeks authorization relating to the proposed acquisition by E.ON of all the voting securities of Powergen and E.ON's consequent indirect acquisition of the voting securities of Powergen's indirect public utility subsidiary companies and intermediate registered holding companies, as well as for certain related transactions (the "Acquisition").

     In the Acquisition, E.ON will indirectly acquire LG&E Energy Corp. ("LG&E Energy") and its public utility company subsidiaries Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") through one or more intermediate registered holding companies ("Intermediate Companies"). Following consummation of the Acquisition, E.ON will register as a holding company under the Act.

     E.ON is an Aktiengesellschaft, the equivalent of a U.S. stock corporation, formed under the laws of the Federal Republic of Germany. E.ON's shares are traded on all German stock exchanges, the Swiss Stock Exchange and as American Depository Receipts ("ADRs") on the New York Stock Exchange, Inc. ("NYSE"). As of year end 2000, E.ON was Germany's third largest industrial group and employed more than 180,000 people. E.ON had a market capitalization of approximately Euro
39.5 billion (approximately $35.7 billion) as of April 6, 2001, the last business day prior to the announcement of the Acquisition. More detailed information concerning E.ON and its subsidiaries is contained in E.ON's Annual Report on Form 20-F for the year ended December 31, 2000.

     E.ON was formed in June 2000 as a result of the merger of German conglomerates VEBA AG and VIAG AG, which trace their roots to the 1920s. E.ON provides strategic management for group members and coordinates group activities. E.ON also provides centralized controller, treasury, risk management and service functions to group members, as well as communications, capital markets and investor relations functions. E.ON currently is organized into eight separate business divisions: energy, chemicals, real estate, oil, telecommunications, distribution/logistics, aluminum and silicon wafers. Each business division is responsible for managing its own day-to-day business. E.ON's energy business division comprises 54% of E.ON's total investments. E.ON's subsidiaries are described in more detail in the Acquisition Application and in Exhibit G-1 thereto.

     The proposed Acquisition provides E.ON with a foothold in the energy industry in the U.S. and the U.K. It also demonstrates E.ON's focus-and-growth-strategy of becoming a pure-play energy and utility company. As part of the strategy E.ON plans to divest numerous non-core businesses and activities including Degussa AG, Viterra AG, VEBA Oel AG, Stinnes AG, Klockner & Co. AG, VAW aluminium AG, and MEMC Electronic Materials Inc. and their respective subsidiaries, hereafter referred to as the "to-be-divested subsidiaries" or "TBD Subsidiaries."/1 Since the announcement of E.ON's disposal program in the last year, major steps in the transformation of E.ON to a pure-play energy and utility company have been achieved and have resulted in proceeds to E.ON in the amount of approximately $19 billion from the sale of non-core assets. Pending divestiture, E.ON will continue to invest in the TBD Subsidiaries to preserve and protect shareholder value and to prevent any diminution in the value or the prospects of the business until such time as a sale or other exit strategy can be implemented, consistent with the order of the Commission in the Acquisition Application./2

     By order dated December 6, 2000,/3 the Commission authorized Powergen to acquire LG&E Energy and its direct and indirect utility subsidiary companies. The Powergen Order also authorized a variety of financing transactions through February 28, 2004, including: (1) financings and guarantees by Powergen, Powergen US Holdings Limited and LG&E Energy, (2) intrasystem financings by certain intermediate holding companies and Powergen UK Securities, a special purpose subsidiary of Powergen, (3) financings by LG&E Energy subsidiaries, including intrasystem transactions, (4) interest rate and currency hedging instruments, (5) acquisitions, redemptions and retirements by Powergen, the Powergen Intermediate Holding Companies, LG&E Energy and the LG&E Energy subsidiaries of their subsidiaries' securities, (6) the formation of special purpose financing entities and securities issuances by those entities, (7) the acquisition of intermediate nonutility holding companies, (8) reorganization of the intermediate companies and of the LG&E Energy nonutility subsidiaries, (9) changes in the capital structure of the Powergen Intermediate Holding Companies,
(10) using financing proceeds to invest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), and (11) the payment of dividends by certain Powergen companies out of capital or unearned surplus.

----------

1/ The TBD Subsidiaries are indicated in E.ON's list of subsidiaries included in Exhibit G-1 to the Acquisition Application.

2/ In the Acquisition Application E.ON proposes to limit its investments in the TBD Subsidiaries to future credit support (e.g., including capital contributions, guarantees and loans) not to exceed $5.5 billion over the 3-5 year time frame for the contemplated divestitures.

3/ PowerGen plc, Holding Co. Act Release No. 27291 (December 6, 2000) ("Powergen Order").

----------

     E.ON now requests similar authorizations that would allow it to finance and operate its various utility and nonutility businesses within a registered holding company system after the Acquisition and E.ON's registration under the Act. Although many of the existing authorizations granted to Powergen and the LG&E Energy Group in the Powergen Order will continue to be necessary under E.ON's ownership, to avoid confusion, E.ON will restate all necessary Powergen and LG&E Energy Group authorization requests in this filing in addition to new authorization requests for E.ON's specific proposed transactions. Consequently, the order of the Commission in this file would supercede and replace the Powergen Order from and after the date of the consummation of the Acquisition.

B.   Summary of Authorization Requested

     Applicants seek Commission authorization of the financing activities of the E.ON Group for the period beginning with the date of the consummation of the Acquisition and continuing through May 31, 2005 ("Authorization Period"). Applicants seek Commission authorizations related to:

     (i) financings by E.ON, including but not limited to the issuance of ordinary shares and American Depositary Shares, preferred stock, short and long-term debt, currency and interest rate swaps and guarantees;

     (ii) financings by the direct and indirect holding company parents of LG&E Energy ("Intermediate Companies") and by the LG&E Energy Group;

     (iii) the continuation by LG&E and KU of their respective receivables factoring programs;

     (iv) the implementation of the money pools and intercompany financing arrangements, as described herein;

     (v) the payment of dividends out of capital or unearned surplus;

     (vi) the LG&E Energy Group tax allocation agreement;

     (vii) changing the terms of any wholly-owned E.ON Group company's authorized capital stock, the issuance of additional shares, or alteration of the terms of any then existing authorized security;

     (viii) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application or pursuant to applicable exemptions under the 1935 Act;

     (ix) authorization for Powergen, Powergen US Holdings Limited and Powergen US Funding LLC, a financing vehicle for Powergen US Holdings Limited,4 to incur debt Securities, as described herein; and

     (x) authorization to invest in energy-related companies outside the U.S.

----------

4/ Powergen, Powergen US Holdings Limited, Powergen US Funding LLC and the subsidiaries of Powergen US Holdings Limited, following the transfer of the LG&E Energy Group to a subsidiary of E.ON, will be referred to herein as the Powergen Financing Entities.

----------

     1.   General Financing Parameters

     The specific terms and conditions of Securities, as hereinafter defined, that may be issued in accordance with the requested authority are not known at this time. Consequently, the Applicants represent that the proposed transactions will be subject to the following general terms and conditions during the Authorization Period ("Financing Parameters"):

1. Aggregate Limit - E.ON - The aggregate amount of external debt, equity and guarantees issued by E.ON under the authorizations requested in this Application will not exceed $75 billion at any one time outstanding ("External Financing Limit").

2. Aggregate Limit - LG&E Energy - The aggregate amount of short-term external debt issued by LG&E Energy under the authorizations requested in this Application will not exceed $400 million at any one time outstanding.

3. Investment Grade Credit Rating - Each of E.ON, LG&E and KU commit that all long-term debt and preferred stock issued by it to unaffiliated parties under the authorization requested in this Application will, when issued, be rated investment grade by a nationally recognized statistical rating organization./5

4. Minimum Capitalization Ratio - E.ON and LG&E Energy, each on a consolidated basis, and LG&E and KU, individually, will maintain common stock equity/6 as a percentage of total capitalization/7 of at least 30%, as reflected in their most recent annual or semiannual report, in the case of E.ON, and, with respect to LG&E Energy, LG&E and KU, quarterly or other periodic earnings report, prepared in accordance with US GAAP.

5. Effective Cost of Money on Borrowings - The effective cost of money on debt financings by E.ON, LG&E Energy and the Utility Subsidiaries under the authorizations requested in this Application will not exceed the competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

----------

5/ Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB. The ratings may be modified by a plus (+) or minus (-) to show relative standing within the rating categories. Moody's ratings of Aaa, Aa, A and Baa denote investment grade long-term debt. Moody's applies numerical clarifiers (1, 2 and 3) to denote relative ranking within a generic rating category. Standard & Poor's short-term debt ratings range from A-1 for the highest quality obligations to D for the lowest. Categories A-1 to A-3 are investment grade. The A-1 rating may also be modified by a plus sign to distinguish the strongest credits in that category. Moody's short-term issuer ratings are Prime-1, Prime-2 and Prime-3, all of which are investment grade. Fitch IBCA's ratings of AAA - BBB are denoted investment grade categories. A plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. If there is a split rating by the rating agencies, one investment grade credit rating will be sufficient to satisfy the investment grade credit commitment.

6/ Common stock equity would include common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

7/ Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities. The minimum common stock equity standard will be applied on a US GAAP basis.

----------

6. Maturity of Debt - The maturity of debt issued by E.ON will not exceed 50 years.

7. Effective Cost of Preferred Stock - The dividend rate on preferred stock or other types of preferred securities issued by E.ON will not exceed at the time of issuance the rate generally obtainable for preferred securities having the same or reasonably similar terms and conditions issued by companies of reasonably comparable credit quality, as determined by competitive capital markets.

8. Issuance Expenses - The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application would not exceed an amount or percentage of the principal or total amount of the security being issued that would be charged to or paid by other companies with a similar credit rating and credit profile in a comparable arm's-length credit or financing transaction with an unaffiliated person.

     The requested authorization will give the Applicants the flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions to the benefit of customers and shareholders. Authorization of this Application is consistent with existing Commission precedent, both for newly registered holding company systems (See, e.g., the Powergen Order; New Century Energies, Inc., Holding Co. Act - - Release No. 26750 (Aug. 1, 1997)) and for holding company systems that have been registered for a longer period of time. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); Conectiv, Inc., Holding Co. Act Release No. 26451 (Jan. 16, 1996).

     2.   Use of Proceeds

     The proceeds from the sale of securities in external financing transactions by E.ON will be used for general corporate purposes including: (1) financing investments by and capital expenditures of the E.ON Group, including the funding of future investments in EWGs, FUCOs and TBD Subsidiaries (as authorized in SEC File No. 70-9961) and exempt telecommunications companies ("ETCs") and companies engaged or formed to engage in energy-related businesses as authorized pursuant to this Application; (2) the repayment, redemption, refunding or purchase by any E.ON Group company of its own securities under Rule 42 under the Act or as authorized pursuant to this Application; (3) financing the working capital requirements of the E.ON Group, and; (4) other lawful purposes. The proceeds of financing and guarantees used to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule.

     No financing proceeds will be used to acquire a new subsidiary unless such acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act. The proceeds of external financings will be allocated to companies in the E.ON Group in various ways through intrasystem financing discussed in this Application

C.   Existing Financing Arrangements

     1.   E.ON's Current Capital Structure

     E.ON shares are listed on all German stock exchanges, the Swiss Stock Exchange, and as ADRs on the NYSE. E.ON's ADRs are registered under the Securities Act of 1933, as amended (the "1933 Act"). As a result, E.ON has registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and, as a foreign private issuer, files Form 20-F and other periodic disclosure reports with the Commission. E.ON's financial statements are maintained in accordance with U.S. GAAP.

     As of December 31, 2000, E.ON had approximately 763.3 million common shares issued and 748.0 million outstanding shares. E.ON is currently repurchasing shares through a buyback program that started in October 2000 and resulted in the repurchase of approximately 15 million shares by the end of 2000. E.ON is authorized by its shareholders to repurchase up to 10% of its common stock through October 31, 2002. E.ON plans to cancel the majority of the repurchased shares.

     As of December 31, 2000, E.ON had secured and unsecured bank loans outstanding of Euro 10.9 billion ($10.2 bn)/8 with maturities from 2001 to 2040. In addition, at year end E.ON had at its disposal a total of Euro 2.3 billion ($2.2 bn) in short-term credit lines through banks, a Euro 1 billion ($0.9 bn) long-term syndicated loan facility, a Euro 2 billion ($1.9 bn) commercial paper program and a Euro 2 billion ($1.9 bn) medium-term note program. As of December 31, 2000, approximately Euro 3 billion ($2.8 bn) of these financing instruments had been utilized. Commercial paper of Euro 1.9 billion ($1.8 bn) and medium term notes of Euro 106 million ($99.5 million) were also issued and outstanding as of the end of the year.

     The table that follows shows the capitalization of E.ON and Powergen as of December 31, 2000 and the combined group on a pro forma basis, according to U.S. GAAP./9


----------

8/ All amounts stated in Euros have been converted to dollars at the rate of 1 Euro = $0.9388.

9/ Unless specifically noted, the pro forma information included in the Application does not reflect the divestiture of the TBD Subsidiaries.

----------



--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
                E.ON ($   E.ON (%)  Powergen     Powergen     Adjust-ments Pro Forma    Pro Forma
                mm)                 Group        Group (%)                 Combined     Combined (%)
                                    ($ mm)                                 ($ mm)
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------


Common stock      31,126     69.94        3,916        30.55      (3,751)       31,291         52.89
equity *
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Preferred              0         0          135         1.05            0          135          0.23
stock
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Long-term          6,879     15.46        5,965        46.52        5,595       18,439         31.16
debt
(including
current
portion)
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Short-term         6,496     14.60        2,805        21.88                     9,301         15.72
debt
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Total             44,501    100.00       12,821       100.00        1,844       59,166        100.00
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------



* Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings, and minority interests of E.ON ($4.8 billion) and of Powergen ($165 million).

     E.ON is financially sound and, as shown above, its capital structure on a pro forma basis would be comprised of 52.89% equity, 0.23% preferred stock and 46.88% debt.

     E.ON's fundamental financial strength is also reflected in its very favorable credit ratings. E.ON's long-term debt rating of Aa2 and short-term rating of Prime-1 have been confirmed by Moody's Investors Service. The outlook for the rating has been changed from negative to stable after announcement of the Acquisition. Standard & Poor's put E.ON's long-term senior debt rating of AA on credit watch negative after the announcement of the Acquisition and confirmed the short-term debt rating of A-1+./10 These very good ratings underscore the E.ON Group's sound financial condition.

     2.   Powergen's Current Capital Structure

     Powergen's capital structure is also shown in the table above. Moody's has placed the Baa1/Prime-2 issuer ratings of Powergen on review for possible upgrade reflecting the anticipated support it will receive from becoming a core part of the E.ON Group. Standard & Poor's has given Powergen a senior debt rating of BBB+, a corporate credit rating of BBB and a short-term issuer rating of A-2 and has placed the ratings on credit watch positive pending the Acquisition.


----------

10/ See footnote 5, supra.

----------

     3.   LG&E Energy's Current Capital Structure

     The capital structures of LG&E Energy and the Utility Subsidiaries as of December 31, 2000 are shown in the table below.


--------------- ------------------ ---------------- ---------- ----------- ------------- ---------------
                LG&E Energy        LG&E Energy      LG&E       LG&E (%)    KU ($ mm)     KU (%)
                (consolidated)     (consolidated)   ($ mm)
                ($ mm)             (%)
--------------- ------------------ ---------------- ---------- ----------- ------------- ---------------

Common stock                1,628            46.60        779       48.81           670           53.33
equity                                                    ===       =====

Preferred                     135             3.86         95        5.95            40            3.19
stock                                                      ==        ====

Long-term                   1,731            49.54        607       38.03           485           38.62
debt                                                      ===       =====
(including
current
portion)

Short-term                     --               --        115        7.21            61            4.86
debt                                                      ===        ====

Total                       3,494           100.00      1,596      100.00         1,256          100.00
--------------- ------------------ ---------------- ---------- ----------- ------------- ---------------


     Each of LG&E Energy, LG&E Capital Corp., LG&E and KU has a corporate credit rating of BBB+ from Standard & Poor's. In addition, LG&E Energy has an issuer rating from Moody's of A3. Moody's has confirmed the ratings of LG&E and KU at their present levels of A2. All Moody's and S&P ratings for LG&E Energy, LG&E, KU and LG&E Capital Corp. are on credit watch for upgrade as a result of the Acquisition announcement. Fitch IBCA has given LG&E Energy an implied senior unsecured debt rating of BBB+ and has given the senior unsecured debt of LG&E Capital Corp. a rating of BBB+ and the senior secured debt of LG&E and KU ratings of A+. Fitch IBCA has placed LG&E Energy and LG&E Capital Corp. on credit watch positive, and LG&E and KU on credit watch evolving, all following the Acquisition announcement.

D.   Proposed Financing Program

     After the consummation of the Acquisition, E.ON expects to make LG&E Energy a subsidiary of E.ON, or of one or more intermediate holding companies, wholly owned directly or indirectly and fully controlled by E.ON. LG&E and KU will remain first-tier subsidiaries of LG&E Energy and will keep their names and headquarters locations. This corporate structure will take into account international tax regulations and clearly separate the U.S. utility operations of LG&E and KU from the other businesses of the E.ON Group and the Powergen Group. To preserve the economic benefits of the financing structure currently in place, Powergen will continue to own the Powergen Financing Entities. Powergen will become a direct or indirect subsidiary of E.ON and, since it will cease to own any public-utility companies under the Act, Powergen will de-register as a holding company and will certify as a FUCO under the 1935 Act. E.ON will register as a holding company under the Act.

     Powergen Group Holdings ("PGH"), a holding company for Powergen's non-US businesses, will continue as a FUCO under the Act and will remain a first tier subsidiary of Powergen. E.ON Energie AG ("E.ON Energie"), a direct subsidiary of E.ON engaged principally in electricity, gas and water utility activities in Europe, will certify as a FUCO under the Act.

     For German law reasons, it is impractical for E.ON to position its non-utility businesses under an "umbrella" FUCO, as has been done in other cross-border transactions. Rather, the existing E.ON first tier subsidiaries, including Degussa AG, Viterra AG, VEBA Oel AG, Stinnes AG ("Stinnes"), Klockner & Co. AG, VAW aluminium AG, and MEMC Electronic Materials Inc. ("MEMC"), will continue as direct or indirect non-FUCO subsidiaries of E.ON. A detailed chart of the proposed combined company structure is included as Exhibit E-1 to the Acquisition Application. A simplified corporate structure chart is presented below.

                                  ----------
                                  |  E.ON  |
                                  ----------
                                      |
      ------------------------------------------------------------------
      |                 |                 |           |                 |
--------------    -------------    --------------  ---------     --------------
|Intermediate|    |   FUCOS   |    |     TBD    |  | ETCs  |     |   Retained  |
| Companies  |    |           |    |Subsidiaries|  |       |     |  Nonutility |
|            |    |           |    |            |  |       |     | Subsidiaries|
--------------    -------------    --------------  ---------     --------------
      |
      |
-------------
|    LG&E    |
|   Energy   |
-------------
           |
           | ------------------------
           |                         |
     ----------------         ----------------
     |    Utility   |         |  Nonutility  |
     | Subsidiaries |         | Subsidiaries |
     ----------------         ----------------



     The financing plans for each of companies or groups of companies is discussed below.

1.   E.ON External Financing

     E.ON proposes to issue and sell securities and to enter into guarantees of the obligations of its subsidiaries in an aggregate amount outstanding at any one time during the Authorization Period not to exceed the External Financing Limit. Such securities could include, but would not necessarily be limited to, common stock, preferred stock, options, warrants, secured and unsecured long- and short-term debt (including commercial paper), convertible/exchangeable securities, bonds coupled with warrants, subordinated debt, asset backed securities, the sale of receivables and factoring, lease financing, profit participation certificates, bank borrowings and securities with call or put options ("Securities").11 E.ON may also issue guarantees and enter into interest rate and currency swaps and hedges as described below.

     (a) Equity: E.ON requests authorization, during the Authorization Period, to issue and sell from time to time common stock: (1) through underwritten public offerings, (2) in private placements, (3) in exchange for securities or assets being acquired from other companies, (4) under its dividend reinvestment, stock-based management incentive and employee benefit plans, (5) through subscription rights, or (6) through non-underwritten offerings. E.ON also proposes to issue and sell options, warrants, or other stock purchase rights. E.ON may also buy back shares of common stock during the Authorization Period in accordance with Rule 42 under the Act. The authorization to issue and sell common stock would also apply to the issuance of common stock directly or through the ADR program and, for purposes of this request, the ADRs would not be considered separate securities from the underlying common stock.

----------

11/ E.ON would not issue securities that are secured by the assets or securities of the Utility Subsidiaries.

----------

     Common stock and other equity instruments may be sold pursuant to underwriting agreements of a type generally standard in the industry in Europe or the U.S. (depending on the selling location). Such public distributions, if underwritten, may be pursuant to private negotiation with underwriters, dealers or agents (as discussed in more detail below) or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such sales of common stock and other equity instruments will be at rates or prices and under conditions negotiated or based upon or otherwise determined by, competitive capital markets.

     E.ON requests authorization to use its common stock as consideration for acquisitions that are otherwise authorized under the 1935 Act. Among other things, transactions may involve the exchange of parent company equity securities for securities of the company being acquired to provide the seller with certain tax advantages. These transactions are individually negotiated. The ability to offer stock as consideration provides both E.ON and the seller of the business with flexibility. The E.ON ordinary shares to be exchanged may, among other things, be purchased on the open market pursuant to Rule 42 or may be original issue.

     The use of stock as consideration valued at market value should be viewed by the Commission as no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized. For purposes of the External Financing Limit, E.ON ordinary shares used to fund an acquisition of a company through the exchange of E.ON equity for securities or assets being acquired, would be valued at market value based upon the closing price on XETRA, Germany's official electronic trading system, on the day before the execution of a definitive agreement or, in the case of a tender offer, on the day of commencement of the offer.

     E.ON also requests authorization to use its common stock and other equity instruments to fund employee benefit plans and in connection with dividend reinvestment plans currently in existence or that may be formed during the Authorization Period. E.ON currently maintains various stock-based compensation plans, including some that issue stock appreciation rights ("SARs"). The compensation to be received from the exercise of the SARs is paid in cash. The E.ON Group's stock-based compensation programs are explained more fully in E.ON's annual report, included as Exhibit F-1 to the Acquisition Application.

     (b) Preferred Stock. E.ON requests authorization to issue preferred stock from time to time during the Authorization Period in accordance with the applicable Financing Parameters. Subject thereto, any such preferred stock would have dividend rates or methods of determining the same, redemption provisions, conversion or put terms and other terms and conditions as E.ON may determine at the time of issuance.

     (c) Long-Term Debt. E.ON requests authorization to issue and sell long-term debt Securities/12 from time to time during the Authorization Period in accordance with the applicable Financing Parameters. E.ON may also maintain and establish long-term bank lines of credit. Subject to the Financing Parameters,

----------

12/ All Securities with long-term debt characteristics whether or not evidenced by a security certificate are included in this discussion.

----------
                                       10
any long-term debt Security would have the maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as E.ON may determine at the time of issuance. The request for authorization for E.ON to issue long-term debt Securities is consistent with authorization that the Commission has granted to other registered holding companies. See Southern Co., Holding Co. Act Release No. 27134 (February 9, 2000); Columbia Energy Group, Holding Co. Act Release No. 27035 (June 8, 1999).

     A restriction against parent-level debt would impose an unreasonable financial burden on E.ON that is not necessary or appropriate in the public interest or for the protection of investors or consumers because it may interfere with E.ON's ability to implement an optimal capital structure for its business. Prior to issuing debt, preferred securities or equity, E.ON will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the Security that provides the most efficient capital structure consistent with sound financial practices and the capital markets.

     (d) Short-Term Debt. E.ON requests authorization to issue and sell short-term debt Securities including, but not limited to, bank lines of credit, institutional borrowings, commercial paper and bid notes. Issuance of short-term debt will be in accordance with the applicable Financing Parameters. E.ON may sell commercial paper, from time to time, in established domestic U.S. or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from E.ON will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

     E.ON also may maintain and establish bank lines of credit. E.ON's short-term debt under the authority requested herein will have maturities of less than one year from the date of each borrowing. E.ON may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

     (e) Financing the Acquisition. This Application does not request authorization for E.ON to finance the Acquisition. Such financing, if any, will be effected prior to E.ON's registration under the Act and is described more fully in the Acquisition Application./13

     (f) Interest Rate and Currency Risk Management Devices. During the normal course of operating its business and related financing activities, E.ON is exposed to currency and interest rate risks. E.ON uses derivative financial instruments to eliminate or limit these risks. Derivatives held by E.ON are used for hedging and not for trading purposes. For hedging purposes, exclusive use is made of established and commonly used instruments with sufficient market liquidity.

----------

13/ See Item 1.C. of the Acquisition Application.

----------

     E.ON's treasury department, which is responsible for entering into derivative foreign exchange and interest rate contracts, acts as a service center for the E.ON Group and not as a profit center. E.ON monitors the scope of the underlying and hedging transactions through a computerized reporting and control system implemented throughout the E.ON Group. E.ON also maintains internal guidelines for the scope of permitted derivatives transactions, responsibilities and financial reporting procedures./14

     E.ON requests authorization to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, including but not limited to swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). E.ON would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding debt issued under the authority requested in this Application or an applicable exemption by, for example, synthetically (i) converting variable rate debt to fixed rate debt,
(ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any Hedging Instrument exceed that of the underlying debt instrument and related interest rate or currency exposure. Thus, E.ON will not engage in "leveraged" or "speculative" transactions./15 The underlying interest rate indices of such Hedging Instrument will closely correspond to the underlying interest rate indices of E.ON's debt to which such Hedging Instrument relates. Off-exchange Hedging Instruments would be entered into only with counterparties whose senior debt ratings are investment grade ("Approved Counterparties").

     In addition, E.ON requests authorization to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Anticipatory Hedges would only be entered into on-exchange or with Approved Counterparties, and would be used to fix and/or limit the interest rate or currency exchange rate risk associated with any new issuance. Anticipatory hedges may include: (i) a forward sale of U.S. or European Economic Area ("EEA") Treasury futures contracts, U.S. or EEA Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. or EEA Treasury obligations (a "Put Options Purchase"),
(iii) a Put Options Purchase in combination with the sale of call options on U.S. or EEA Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. or EEA Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

----------


14/ The E.ON Group Finance Guidelines (July 2001) specify E.ON's policy with respect to financial planning, and the management of liquidity, credit, currency risks, interest rate risks and commodity risks as well as the financial controlling, reporting and internal audit functions. The Guidelines define the requirements and the responsibilities of the major E.ON Group companies and of E.ON, as well as the ways in which they are to work together.

15/ As a matter of financial policy, E.ON may not fully hedge all interest rate and currency risk positions. An underlying debt instrument that is unhedged would not be considered "speculative."


----------

     Hedging Instruments may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. E.ON will determine the optimal structure of each Hedging Instrument transaction at the time of execution.

     E.ON will comply with SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). No gain or loss on a hedging transaction entered into by E.ON or its subsidiaries will be allocated to the Utility Subsidiaries, regardless of the accounting treatment accorded to the transaction, except where a hedging transaction is entered into specifically in connection with a Utility Subsidiary financing.

     To the extent such securities are not exempt under Rule 52(a), the Utility Subsidiaries request authorization to enter into the transactions described in this Item on the same terms applicable to E.ON. The Intermediate Companies propose to enter into hedging transactions with E.ON or other Intermediate Companies to hedge interest rate or currency exposures. Such transactions would be on market terms. To the extent such securities are not exempt under Rule 52(b), each of the other Applicants also request authority to enter into hedging transactions with third parties or E.ON to hedge interest rate or currency risk in connection with its financings. Such transactions would be on the same terms applicable to E.ON.

     (g) Guarantees. E.ON requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support ("Guarantees") with respect to the obligations of the E.ON Group companies as may be appropriate or necessary to enable such companies to carry on in the ordinary course of their respective businesses in an aggregate amount, together with other Securities issued by E.ON, not to exceed the External Financing Limit (not taking into account obligations exempt under Rule 45). All debt guaranteed will comply with the Financing Parameters. Included in this amount are Guarantees entered into by E.ON that were previously issued for the benefit of the E.ON Group companies.

     Certain Guarantees may be in support of obligations that are not capable of exact quantification. Applicants state that E.ON will in these cases determine the exposure under a Guarantee for purposes of measuring compliance with the External Financing Limit by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. E.ON proposes to charge each E.ON Group company a fee for each Guarantee provided on its behalf that is not greater than the cost, if any, of the liquidity necessary to perform the Guarantee and the credit risk assumed by E.ON. As of December 31, 2000, E.ON had issued and outstanding Guarantees on behalf of E.ON Group companies in an aggregate amount of approximately $0.4 billion.

     (h) Profit and Loss Transfer Agreements. E.ON has entered into profit and loss transfer agreements with certain subsidiaries organized in Germany under provisions of the German Stock Corporation Act. A profit and loss transfer agreement automates the transfer of profits as well as the balancing of losses between the participating companies. Such agreements are commonly done by German companies for tax optimization. The profit and loss transfer agreements allow E.ON to direct the management of the subsidiaries and to cause the subsidiaries to distribute their profits or to hold them as retained earnings. If the subsidiaries have losses, E.ON assumes the losses.

     A profit and loss transfer agreement is required to establish a tax group for German corporate income tax purposes and, if a proposed law is ratified, for trade tax purposes. Like consolidated tax sharing agreements among U.S. corporate groups, the profit and loss transfer agreements permit income from one company to be offset by losses from another, thereby reducing the taxes of the group.

     Although E.ON's potential exposure under the profit and loss transfer agreements is uncertain, the likelihood of a significant loss is small. E.ON, on a consolidated basis, has a history of profitability and its core regulated utility business is stable. E.ON has a profit and loss transfer agreement with E.ON Energie, for example, and the latter company has retained earnings of Euro 992 million ($873 million) and total consolidated stockholders equity of Euro 16,699 million ($14,695 million) as of December 31, 2000. E.ON Energie's profits are offset, in part, by losses from Viterra AG, E.ON's real estate business and other businesses. In this manner the combined E.ON Group pays lower taxes on a consolidated basis, improving its profitability and general financial soundness. E.ON proposes to maintain and continue to enter into profit and loss transfer agreements with its subsidiaries as necessary in accordance with prudent tax and financial planning.

     The net exposure of E.ON under the profit and loss transfer agreements shall be treated as a Guarantee under the External Financing Limit. Since the exposure under the profit and loss transfer agreements is not capable of exact quantification, E.ON will determine its aggregate exposure under all such profit and loss transfer agreements for purposes of measuring compliance with the External Financing Limit by estimation of exposure based on prior experience or projected potential payment amounts.

     The E.ON subsidiaries organized in Germany also request authorization to enter into profit and loss transfer agreements on the same terms applicable to E.ON. The net exposure of an E.ON subsidiary under the profit and loss transfer agreements shall be treated as a guarantee, for which authorization is requested below under Item D.2.(c).

     2.   Subsidiary Company Financing

     (a) FUCO Subsidiaries. Under Sections 32 and 33 of the Act, E.ON may acquire the securities of an exempt wholesale generator ("EWG") or FUCO without prior authorization under the Act and an EWG or FUCO may issue and sell securities without restriction under the Act. Accordingly, E.ON and its FUCO subsidiaries are not requesting authorizations in this Application with respect to such transactions.

     The issuance of securities by E.ON for the purpose of financing the acquisition of an EWG or FUCO remains subject to regulation under the Act. E.ON proposes to issue and sell securities for the purpose of financing the investment in EWGs and FUCOs in an amount up to $25 billion. E.ON also proposes to enter into bridge financing facilities with respect to the expected proceeds of the TBD Subsidiaries. The Acquisition Application contains the full request and support for such authorization and a request to invest the proceeds of the divestiture of the TBD Subsidiaries in EWGs and FUCOs./16 Applicants note that the proposed amount of E.ON's securities issuances for the purpose of financing EWG and FUCO investments is included in E.ON's External Financing Limit.

     (b) ETC Subsidiaries. Under Section 34 of the Act, E.ON may acquire the securities of an ETC without prior authorization under the Act and an ETC may issue and sell securities without restriction under the Act. Accordingly, E.ON and its ETC subsidiaries are not requesting authorizations in this Application with respect to such transactions.

     (c) TBD Subsidiaries and Retained Nonutility Subsidiaries. The TBD Subsidiaries and E.ON's nonutility subsidiaries that are not now or hereafter held within a FUCO group or the LG&E Energy Group (the "Retained Nonutility Subsidiaries") will in many cases finance their own businesses in accordance with the exemption provided in Rule 52(b) under the Act or as provided below./17

     E.ON proposes to finance the TBD Subsidiaries and the Retained Nonutility Subsidiaries and such companies propose to finance one another through capital contributions, loans, guarantees, the purchase of equity or debt securities or other methods. In connection with the debt financing of the TBD Subsidiaries and the Retained Nonutility Subsidiaries, E.ON and each such company requests authorization to lend funds to the TBD Subsidiaries and the Retained Nonutility Subsidiaries at any time during the Authorization Period. The authorization requested would not apply to LG&E Energy or any company in the LG&E Energy Group.

     Applicants request such authorization to allow the E.ON Group to finance the TBD Subsidiaries and the Retained Nonutility Subsidiaries consistent with German law and sound financial and corporate management practices. German tax law assumes market rate financing between companies in the same corporate group because market rate pricing assures that intercompany loans will not be used to transfer profits from one related entity to another (including, to transfer profits to entities based outside Germany in jurisdictions with lower tax rates). Market rates also allow the lending entity to recover its true costs of liquidity, and the risks associated with credit quality and interest rate and currency variability. Sound corporate management is also encouraged by requiring each autonomous business unit within the E.ON Group to seek the best terms for its financing. The management of each subsidiary must maximize its profitability and controlling financing costs is one component of that task. If E.ON or

----------

16/ See Item 3.H. of the Acquisition Application.

17/ E.ON seeks authorization in the Acquisition Application to invest up to $5.5 billion in the TBD Subsidiaries pending divestiture to support these businesses and prepare them for sale. E.ON may use the proceeds of Securities issued under the authorization requested herein to finance such investments.

----------
another entity within the E.ON Group is required to lend at cost to an associate, the responsibility for controlling the cost of funds will be shifted from the borrower to the lender./18

     E.ON would determine the appropriate market rate for loans to each TBD Subsidiary or Retained Nonutility Subsidiary or among such entities in much the same manner practiced by an independent bank. E.ON would review the nature of each subsidiary's business, evaluate its capital structure, the particular risks to which it is subject, and generally prevailing market conditions. E.ON would also evaluate and take into account information from third parties such as banks that would indicate the prevailing market rates for similar businesses. In particular, E.ON will obtain information on the range of rates used by one or more banks for loans to similar businesses. Such independent third-party information would serve as an index against which an appropriate market rate could be determined. This analysis is referred to as the "Market Rate Method." E.ON would provide its analysis supporting its market-based rate determination to the Commission upon request.

     The E.ON Group companies that would be financed in this manner would not pass any increased costs on to the LG&E Energy Group because they would not sell goods or services to the LG&E Energy Group. In addition, as noted below, to the extent funds are borrowed by a company in the LG&E Energy Group from an associate company, the loan would be made at E.ON's effective cost of capital or a lower rate, regardless of the cost of capital incurred by the lending company.

     The requested authorization to lend funds to certain subsidiaries at market rates has been previously authorized by the Commission. In The National Grid Group plc, the Commission did not require the intermediate holding companies (i.e., those companies between the top registered holding company and the registered holding company closest to the operating utilities) to issue and sell securities to their immediate parent companies at rates reflecting the lender's cost of capital. Only borrowings by the New England Electric System ("NEES"), the registered holding company closest to the public utility subsidiaries, were required to have a borrowing rate tied to the effective cost of capital of National Grid, the top registered holding company.19 The financial ring fencing of the NEES group of utility and nonutility subsidiaries adequately protected the investors, consumers and the public. The insulation of the utility subsidiaries made it unnecessary to condition the terms of the securities issued by the intermediate holding companies.

     The application filed by The National Grid Group stated that the additional flexibility promoted the efficiency of the intermediate company structure. "For reasons of economic efficiency, the terms and conditions of any such financings will be on an arm's length basis, except that the interest rates and maturity dates of any debt security issued by NEES to its immediate parent company will

----------

18/ See, e.g., Energy East Corp., Holding Co. Act Release No. 27228 (September 12, 2000); Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999) (a requirement that the lender charge only its effective cost of capital for nonutility loans when market rates are greater would result in a subsidy to the nonutility borrower).

19/ The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000) at E-6.

----------
be designed to parallel the effective cost of debt capital of National Grid."/20 National Grid's intermediate company structure was implemented to "avoid the loss of U.K. tax relief for foreign taxes paid on profits repatriated to the U.K., and to minimize taxes on the repatriation of foreign subsidiary profits."/21

     The Commission also has permitted the issuance of securities by partially-owned subsidiaries of registered holding companies at interest rates that would at least cover the effective cost of capital of the lender. Here again reasonableness, efficiency and a lack of adverse effect on the protected interests under the Act made such relief appropriate./22 E.ON's proposal fully protects the LG&E Energy Group from being the recipients of any potential increased costs because the LG&E Energy Group companies will not borrow or receive services or goods from the TBD Subsidiaries or the Retained Nonutility Subsidiaries.

     It is notable that, but for the provisions of German law, E.ON would have organized its non-U.S. subsidiaries under a single FUCO holding company. The financing among such FUCO associate companies could then have proceeded at arm's length without the need for Commission authorization under the Act. Under German law, however, it is impractical for E.ON to isolate its non-utility businesses under a single "umbrella" FUCO, as was done in the structuring of Powergen's acquisition of LG&E Energy and other cross-border transactions. The financing flexibility requested herein is primarily to permit financing transactions among companies that otherwise would have been part of a FUCO.

     (d) LG&E Energy Group Companies. E.ON may finance all or a portion of the capital needs of the LG&E Energy Group companies directly or through other E.ON Group companies, including the Intermediate Companies. E.ON intends to finance the capital needs of the LG&E Energy Group at the lowest practical cost. Companies in the LG&E Energy Group propose to borrow funds from other E.ON Group companies that may have available surplus funds. Such borrowings would only occur if the interest rate on the loan would result in an equal or lower cost of borrowing than the LG&E Energy Group company could obtain in a loan from E.ON or in the capital markets on its own. Consequently, all borrowings by an LG&E Energy Group company from an associate company would be at the lowest of: (i) E.ON's effective cost of capital; (ii) the lending associate's effective cost of capital (if lower than E.ON's effective cost of capital); and (iii) the borrowing LG&E Energy Group company's effective cost of capital determined by reference to the effective cost of a direct borrowing by such company from a nonassociate for a comparable term loan that could be entered into at such time.

     E.ON will report to the Commission in its Rule 24 certificates filed hereunder the lender, principal amount, term and interest rate applicable to any loans between an E.ON Group company and an LG&E Energy Group company. The report will also explain how the interest rate was determined, including the benchmarking method used to establish the interest rate charged to the LG&E Energy Group company in connection with the loan.

----------

20/ The National Grid Group plc, SEC File No. 70-9519, Pre-effective Amendment No. 8 (filed March 15, 2000).

21/ The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000) at 42.

22/ Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999).

----------

     (e) Powergen Financing Entities. As a result of the legal requirements relating to the Acquisition and certain tax considerations, it may be necessary or desirable following the consummation of E.ON's Acquisition of Powergen for E.ON to delay the transfer of the LG&E Energy Group to the Intermediate Companies. During that interim period, Powergen and the Powergen Intermediate Holding Companies will retain a voting interest in the LG&E Energy Group companies and remain registered holding companies. The Applicants request that during that interim period that Powergen and the Powergen Intermediate Holding Companies will continue to have the financing authority granted by the Commission in the Powergen Order.

     Upon the transfer of the LG&E Energy Group companies to the Intermediate Companies,/23 Powergen will continue to own the Powergen Financing Entities. Since the Powergen Financing Entities will no longer own voting securities in the LG&E Energy Group companies, the Powergen Financing Entities will no longer be "holding companies" under PUHCA and will de-register as holding companies. Because of financial and tax considerations, Powergen US Holdings Limited, directly or through its financing subsidiary Powergen US Funding LLC, will have external debt outstanding and Powergen US Holdings Limited will continue to have a loan outstanding from Powergen UK./24 Retaining this debt at the Powergen Financing Entities allows E.ON to maintain the tax efficient structure implemented by Powergen. Further, certain of the debt outstanding may not be transferred or prepaid prior to maturity.

     Applicants request that the Powergen Financing Entities be authorized to maintain, repay, refund and otherwise refinance the facilities in place as of the date of the transfer of the LG&E Energy Group companies to the Intermediate Companies (the "Transfer Date"), so long as the aggregate principal amount thereof does not at any time exceed the amount available under such facilities as of the Transfer Date. Applicants further request that the Powergen Financing Entities be authorized to loan any proceeds from such facilities to any of the Intermediate Companies and LG&E Energy.

     Each of the Powergen Financing Entities requests authorization to issue and sell securities to the other Powergen Financing Entities and E.ON, and to acquire securities from the other Powergen Financing Entities, the Intermediate Companies and LG&E Energy. Each of the Powergen Financing Entities also seeks authority to issue guarantees and other forms of credit support to the other Powergen Financing Entities, the Intermediate Companies and LG&E Energy. The Powergen Financing Entities would not acquire voting securities of LG&E Energy, its subsidiaries or the Intermediate Companies.

     The Powergen Financing Entities financings proposed herein would be used to finance the capital requirements of the LG&E Energy Group and any exempt or

----------

23/ Together with the transfer of LG&E Energy Group companies to the Intermediate Companies, it is intended that the Intermediate Companies will also acquire Powergen U.S. Investment Corp., the top U.S. holding company in the Powergen system.

24/ Exhibit B-1 hereto shows the proposed corporate structure and financing relationships of the Intermediate Companies, the Powergen Financing Entities and LG&E Energy, as of the Transfer Date.

----------
                                       18
subsequently authorized activity that is hereafter acquired. The Powergen Financing Entities financing will not be used by the Powergen Financing Entities to carry on business activities within the Powergen Financing Entities.

     The U.S. parent of the LG&E Energy Group companies will be transferred by the Powergen Intermediate Holding Companies to the Intermediate Companies in exchange for cash and/or a note. The Applicants request the authority to issue such note. It is expected such note will be in an amount not to exceed the fair market value of the U.S. parent and will bear interest at a market-based rate.

     (f) Intermediate Companies. E.ON may hold its interest in LG&E Energy through one or more Intermediate Companies that would be registered holding companies under the Act. Each of the Intermediate Companies requests authorization to issue and sell securities to the other Intermediate Companies and E.ON, and to acquire securities from their direct or indirect Intermediate Company subsidiaries and LG&E Energy. Each of the Intermediate Companies also seeks authority to issue guarantees and other forms of credit support to direct and indirect Intermediate Company subsidiaries and LG&E Energy. In no case would the Intermediate Companies borrow, or receive any extension of credit or indemnity, from any of their respective direct or indirect subsidiary companies.

     Each of the Intermediate Companies is intended to function as a financial conduit to facilitate E.ON's U.S. investments. For reasons of economic efficiency, the terms and conditions of any securities issued by the Intermediate Companies would be market-based determined under the Market Rate Method. The Intermediate Company financings proposed herein would be used to finance the capital requirements of the LG&E Energy Group and any exempt or subsequently authorized activity that is hereafter acquired. The Intermediate Company financing will not be used by the Intermediate Companies to carry on business or investment activities within the Intermediate Companies.

     (g) LG&E Energy. LG&E Energy requests authorization to obtain funds externally through sales of short-term debt securities. The Applicants request authorization for LG&E Energy to have outstanding at any time during the Authorization Period external short-term debt in an aggregate amount of up to $400 million.

     LG&E Energy may engage in such short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions and debt securities issued under an indenture or a note program. All transactions will be at rates or prices, and under conditions, negotiated pursuant to, based upon or otherwise determined by competitive market conditions.

     Any securities issued by LG&E Energy will comply with the applicable Financing Parameters.

     (h) Utility Subsidiaries. The Utility Subsidiaries may issue and sell most of their securities on an exempt basis under Rule 52(a) because most securities issuances are approved by the appropriate state regulatory commission. However, certain financings by the Utility Subsidiaries for which authorization is requested below are outside the scope of the Rule 52 exemption. Applicants request authorization for the Utility Subsidiaries to undertake the following financings.

     Short-Term Financing. All securities of LG&E and KU, except for securities with maturities of two years or less, are approved by the Kentucky Public Service Commission ("KPSC"). In addition, all issuances of securities of KU, except for securities with maturities of one year or less are approved by the Tennessee Regulatory Authority. Generally, all issuances of securities of KU, except for maturities of less than one year, are approved by the Virginia State Corporation Commission ("VSCC").25 Accordingly, authorization is requested for LG&E and KU to issue debt with maturities of two years or less to one or more associate or nonassociate companies in an aggregate principal amount at any one outstanding during the Authorization Period of up to $400 million in the case of LG&E and $400 million in the case of KU.

     Each of LG&E and KU may engage in such short-term financing as each may deem appropriate in light of its needs and market conditions at the time of issuance, subject to the applicable Financing Parameters. Such financing could include, without limitation, commercial paper sold in established U.S. or European commercial paper markets, lines of credit with banks or other financial institutions, and debt securities issued under an indenture or a note program. All transactions will be at rates or prices, and under conditions negotiated pursuant to, based upon or otherwise determined by competitive market conditions.

     Receivables Factoring Program. In addition, LG&E and KU propose to continue their receivables factoring program as authorized by the Powergen Order. Pursuant to Commission authorization granted in the Powergen Order, LG&E and KU have implemented their respective receivables program. LG&E formed and made capital contributions to LG&E Receivables LLC and KU has formed and made capital contributions to KU Receivables LLC. The retention of LG&E Receivables LLC and KU Receivables LLC is addressed in the Acquisition Application.

     In the operation of the receivables program, the Applicants request authorization for LG&E Receivables LLC and KU Receivables LLC to pay dividends or other distributions to the extent such dividends or other distributions may be considered to be paid out of capital or unearned surplus. The Applicants also request that the Commission authorize the intercompany notes issued by LG&E Receivables LLC and KU Receivables LLC to LG&E and KU, respectively.

     The Utility Subsidiaries seek authorization to guarantee the obligations of their subsidiaries to the extent not exempt under Rule 45 under the Act.

     (i) Nonutility Subsidiaries. The subsidiary companies of LG&E Energy now owned or hereafter acquired or formed except the Utility Subsidiaries are referred to as the "Nonutility Subsidiaries." The Nonutility Subsidiaries in

----------

25/ Securities of KU with maturities of less than one year also must be approved by the VSCC unless such notes, together with all other outstanding notes and drafts of a maturity of less than 12 months on which KU is primarily or secondarily liable, aggregate not more than 12% of KU's total capitalization.

----------
                                       20
many cases would finance their capital needs on an exempt basis under Rule 52(b) under the Act.

     Intercompany Loans among LG&E Energy Group. The activities of LG&E Energy and its Nonutility Subsidiaries are financed, in part, through inter-company loans. The sources of funds for the operations of LG&E Energy and the Nonutility Subsidiaries also include internally generated funds and proceeds of external financings.

     Applicants request authorization for inter-company loans among LG&E Energy and its Nonutility Subsidiaries in a net principal amount at any one time outstanding during the Authorization Period not to exceed $1.0 billion. The authorization for intra-system financing requested in this paragraph excludes financing that is exempt pursuant to Rules 45(b) and 52, as applicable.

     The terms and conditions of inter-company loans available to any borrowing company will be materially no less favorable than the terms and conditions of loans available to such borrowing company from third-party lenders. Specifically, it is anticipated that the interest rate on inter-company loans payable by the borrower will be equal to the lending company's cost of capital. All inter-company loans are payable on demand or have a maturity of less than 50 years from the date of issuance.

     Guarantees among LG&E Energy Group. The LG&E Energy Group has in place certain guarantees and other credit support arrangements, which arrangements will remain in place following the Acquisition. These guarantees and other credit support arrangements have been previously authorized or permitted under the Act. The Applicants request authorization to retain outstanding the guarantees and other credit support arrangements.

     LG&E Energy requests authorization for LG&E Energy to enter into guarantees, extend credit, obtain letters of credit, enter into guaranty-type expense agreements and otherwise to provide credit support (the "LG&E Energy Guarantees") for the obligations from time to time of the LG&E Energy Group companies during the Authorization Period in an aggregate principal amount not to exceed $1.5 billion, based on the amount at risk, outstanding at any one time, exclusive of any such guarantees or credit support arrangements existing on the date of the Acquisition. This request for $1.5 billion of guarantee authorization is separate from, and not included in, E.ON's External Financing Limit. Any securities issued by the LG&E Energy Group companies which LG&E Energy guarantees, or for which LG&E Energy otherwise provides credit support arrangements, will either be issued pursuant to a Commission order or pursuant to an applicable exemption under the Act.

     In addition, the Applicants request authorization for the LG&E Energy Group Nonutility Subsidiaries to enter into guarantees, extend credit, obtain letters of credit, enter into guarantee-type expense agreements or otherwise provide credit support (together with the LG&E Energy Guaranties, "LG&E Energy Group Guarantees") with respect to the obligation of any of the Nonutility Subsidiaries as may be appropriate to enable such Nonutility Subsidiaries to carry on their businesses, in an aggregate principal amount not to exceed $1.5 billion outstanding at any one time, exclusive of (a) any such guarantees existing on the date of the Acquisition and (b) any such guarantees that may be exempt pursuant to Rule 45(b).

     Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period shall continue until expiration or termination in accordance with their terms. The amount of LG&E Energy Group Guarantees outstanding at any one time shall not be counted against the aggregate respective limits applicable to external financings or the limits on intra-system financing requested elsewhere herein. The guarantor will not charge a fee for any such guarantee which would exceed the guarantor's cost of obtaining the liquidity necessary to perform the guarantee for the period of time the guarantee remains outstanding and the credit risk assumed by the guarantor. To the extent that the exposure under any LG&E Energy Group Guarantee is not capable of exact quantification, the guarantor will estimate its exposure thereunder based on loss experience or projected potential payment amounts.

     (j) Money Pools. Applicants request authorization to operate two money pools. The Utility Money Pool would include the Utility Subsidiaries, as borrowers from and lenders to the pool. E.ON and LG&E Energy would be additional members of the Utility Money Pool, but they would participate only as lenders to the pool. LG&E Energy Services Inc. ("LG&E Services") will act as the administrator of the Utility Money Pool.

     The Utility Subsidiaries currently participate in a money pool approved by the Commission in the Powergen Order. The Applicants request that the Commission authorize the existing money pool for a period of two years, to provide a period of time to implement the Utility Money Pool.

     E.ON also requests authorization to form and operate a Nonutility Money Pool on the terms described herein. The Nonutility Money Pool would include all E.ON Group companies as borrowers from and lenders to the pool except E.ON, the Intermediate Companies and the LG&E Energy Group companies. E.ON would participate only as a lender to the Nonutility Money Pool.

     The cost of money for all borrowings from the Utility Money Pool would be the rate, as published in the Wall Street Journal on the day of borrowing (or the most recently published rate when borrowings occur on days when the Wall Street Journal is not published), for high grade 30-day commercial paper issued by major corporations and sold through dealers (the "WSJ Rate") plus an at-cost allocation of LG&E Services' cost of managing the money pool. The interest rate paid on loans to the Utility Money Pool would be the weighted average of the WSJ rate earned on loans to pool participants and the interest rate earned by the pool on surplus deposits invested in high-quality short-term readily marketable instruments./26

     LG&E Services would administer the Utility Money Pool on an "at cost" basis and maintain the records for the pool. The determination of whether a

----------

26/ Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy each pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. Government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

----------
                                       22
participant in a money pool has surplus funds to lend to such pool or should borrow from the pool would be made by each participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. No party would be required to effect a borrowing through a money pool if it is determined that it could (and had the authority to) effect a borrowing at a lower cost directly from banks or through the sale of its own commercial paper. A copy of the form of Utility Money Pool agreement is included as Exhibit E-1 to the Application.

     The Utility Subsidiaries' borrowings from the Utility Money Pool would be counted against their overall short-term borrowing limits stated above.

     The Nonutility Money Pool would be administered by E.ON at no charge or by a to-be-formed special purpose subsidiary at cost. The interest rate charged by the pool would be set according to the Market Rate Method and surplus funds would be invested in the same manner proposed for the Utility Money Pool. The interest rate paid on deposits to the Nonutility Money Pool will be a weighted average of the rates charged borrowers and the money pool investment rate.

     3.   Acquisition, Redemption or Retirement of Securities

     The Applicants request authorization for each company in the E.ON Group other than EWGs, FUCOs and ETCs to acquire, redeem or retire its securities or those of its direct and indirect subsidiaries, which securities may be either outstanding presently or issued and sold in the future from time to time during the Authorization Period. These transactions will be undertaken at either the competitive market prices for the securities or at the stated price for those securities, as applicable. To the extent any proposed acquisition, redemption, or retirement of securities is not exempt from Commission approval under Rule 42, Applicants request authorization to engage in these transactions from time-to-time throughout the Authorization Period without obtaining further Commission approval. The Utility Subsidiaries will only acquire, retire or redeem securities in accordance with Rule 42.

     4.   Financing Entities

     Applicants request authorization for the E.ON Group companies, except the EWGs, FUCOs and ETCs, to organize new or use existing corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other Securities authorized hereby or issued pursuant to an applicable exemption. Request is also made for these financing entities to issue such Securities to third parties in the event such issuances are not exempt under Rule 52. Additionally, Applicants request authorization with respect to
(i) the issuance of debentures or other evidences of indebtedness to a financing entity in return for the proceeds of the financing, (ii) the acquisition of voting interests or equity securities issued by the financing entity to establish ownership of the financing entity and (iii) the guarantee of such financing entity's obligations in connection therewith. An E.ON Group company also may enter into expense agreements with its respective financing entity, to pay all expenses of such entity. All expense reimbursements would be at cost. Applicants request authorization for such expense reimbursement arrangements under Section 7(d)(4) of the 1935 Act, regarding the reasonableness of fees paid in connection with the issuance of a security, and/or under Section 13 of the 1935 Act and the rules thereunder to the extent the financing entity is deemed to provide services to an associate company.

     Any amounts issued by a financing entity to third parties under the authority requested in this Application would be counted against the External Financing Limit or any other applicable limit for the immediate parent of such financing entity. The underlying intra-system mirror debt and parent guarantee will not, however, count against the applicable financing or guarantee limits. The authorization sought herein with respect to financing entities is substantially similar to prior Commission authorizations. See, e.g., the Powergen Order, New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
1998).

     5.   Changes in Capital Stock of Subsidiaries

     The portion of an individual subsidiary's aggregate financing to be effected through the sale of equity securities to a direct or indirect parent company during the Authorization Period cannot be determined at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of such subsidiary. In addition, the subsidiary may choose to use other forms of capital securities. Capital stock includes common stock, preferred stock, other preferred securities, options and/or warrants convertible into common or preferred stock, rights, and similar securities. As needed to accommodate the sale of additional equity, Applicants request the authority to increase the amount or change the terms of any such subsidiary's authorized capital securities, without additional Commission approval, except as provided below. The terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Applicants note that each of the Intermediate Companies will be wholly-owned directly or indirectly by E.ON and that none will have third-party investors. Applicants request that the Commission reserve jurisdiction over changes to the capital stock of each of LG&E, KU and any subsidiary that is not wholly-owned directly or indirectly by E.ON. The changes to capital stock proposed above affect only the manner in which financing is conducted by the subsidiary and will not alter the terms or limits proposed in this Application.

     6.   Tax Allocation Agreement

     Applicants ask the Commission to approve the agreement among certain E.ON Group companies to file a consolidated tax return ("Tax Allocation Agreement"). Approval is necessary because the Tax Allocation Agreement provides for the retention by the U.S. parent of the US tax filing group or subsidiary holding company ("US Group Parent"), of certain payments for tax losses that it has incurred, rather than the allocation of such losses to the subsidiaries in the U.S. tax filing group without payment as would otherwise be required by Rule 45(c)(5).

     In this matter, US Group Parent is seeking to retain the benefit of tax losses that have been generated by it in connection with debt incurred in connection with the acquisition of LG&E Energy only. As a result of Powergen's acquisition of LG&E Energy, US Group Parent generates tax benefits from the interest expense on the acquisition-related debt that is non-recourse to the LG&E Energy Group and unrelated to the financing of subsidiary operations. US Group

Parent should properly retain the related tax benefits. In addition, the Tax Allocation Agreement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. Compare Section 12(a) of the Act.

     The Commission has approved a substantially similar tax allocation agreement in The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000). Applicants have attached the form of the proposed Tax Allocation Agreement among US Group Parent and the Subsidiaries as Exhibit A-1.

     7.   Payment of Dividends Out of Capital or Unearned Surplus

     Applicants will use the purchase method of accounting for the Acquisition. Under this method of accounting, the premium to be paid to acquire Powergen will result in a substantial amount of goodwill for the E.ON Group. According to SFAS 141 and 142 such goodwill will not be amortized but will be subject to annual impairment tests. A potential write-off of this goodwill due to impairment would reduce future consolidated net income. Such write-off, however, will have no effect on the cash flow of E.ON and its subsidiaries.

     Staff Accounting Bulletin No. 54 generally requires that the premium paid in an acquisition utilizing the purchase method of accounting be "pushed down" to the books of the acquired company, which in this case would be the Powergen Group. The effect of such a "push down" is to eliminate the retained earnings of the acquired company and to increase its additional paid-in capital. However, Applicants have been advised that, under applicable exceptions to the general rule, the premium paid in the acquisition will be "pushed down" to LG&E Energy, but will not be pushed down to the Utility Subsidiaries or any other subsidiary of LG&E Energy./27

     E.ON requests authorization, on behalf of its subsidiaries, other than its EWGs, FUCOs, ETCs and Utility Subsidiaries, that each such company be permitted to pay dividends with respect to its common stock or fund the redemption or repurchase of stock, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.

     E.ON anticipates that there will be situations in which one or more of its direct or indirect subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if a subsidiary were to sell stock of a subsidiary or assets to a third party for cash, the selling subsidiary would have substantial unrestricted cash available

----------

27/ The KPSC noted in its order authorizing the Acquisition that it strongly opposes the push down of goodwill from the premium to be paid by E.ON for Powergen onto the books of the Utility Subsidiaries "due to the potential adverse financial impact on LG&E and KU, and their respective ratepayers." In the Matter of: Joint Application for the Transfer of Louisville Gas and Electric Company and Kentucky Utilities Company in Accordance with E.ON AG's Planned Acquisition of Powergen plc, KPSC Case No. 2001-104 (August 6, 2001, as confirmed by the order of September 17, 2001). The KPSC noted in the order its expectation that Applicants would seek an exemption from push down accounting from the SEC.

----------
for distribution, but (assuming no profit on the sale) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

     Further, there may be periods during which unrestricted cash available for distribution by a subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

     Finally, even under circumstances in which a subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

     E.ON, on behalf of the E.ON Group, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions and many foreign jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most state corporations statutes contain either or both an equity insolvency test or some type of balance sheet test. E.ON Group companies also will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

     8.   Nonutility Reorganizations

     Applicants propose to restructure E.ON's nonutility holdings from time to time as may be necessary or appropriate in the furtherance of the E.ON Group's authorized nonutility activities and to maintain and support investment in the E.ON TBD Subsidiaries pending divestiture. To that end, E.ON requests authorization to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future nonutility subsidiaries. Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

     Restructuring could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of the E.ON TBD Subsidiaries and the E.ON Group's existing or future authorized nonutility businesses. Restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, among the E.ON Group companies and/or the reincorporation of existing subsidiaries in a different jurisdiction. This would enable the E.ON Group to consolidate similar businesses, to participate effectively in authorized nonutility activities, and to position the E.ON TBD Subsidiaries properly for eventual sale without the need to apply for or receive additional Commission approval.

     These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which E.ON, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These subsidiaries would engage only in businesses to the extent the E.ON Group is authorized, whether by statute, rule, regulation or order, to engage in those businesses (including the businesses of the E.ON TBD Subsidiaries pending divestiture). E.ON commits that the reorganization authorization requested in this Application will not result in the entry by the E.ON Group into a new, unauthorized line of business./28

     The Intermediate Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 Subsidiaries, Energy Related Subsidiaries (defined below), ETCs or other non-exempt nonutility subsidiaries. Intermediate Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to the permitted businesses of the nonutility subsidiaries.

     Development Activities will include due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage E.ON's investments in nonutility subsidiaries.

     An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Subsidiary, Energy Related Subsidiary, ETC or other non-exempt nonutility subsidiary; (2) after the award of such a bid proposal, to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by E.ON and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of financial optimization or tax planning in order to limit E.ON's exposure to German, U.S. and foreign taxes; (7) to further insulate E.ON and its utility subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Development Activities will be funded in accordance with Rules 45(b) and 52(b) or as authorized in this Application. To the extent that E.ON provides

----------

28/ E.ON would limit its investment in the TBD Subsidiaries to an aggregate of $5.5 billion. As discussed more fully in the Acquisition Application, E.ON requires authorization to continue to invest in the TBD Subsidiaries until they are divested because they must be maintained as going concerns and, in many cases improved, to position the businesses most appropriately for sale.

----------
                                       27
funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG or FUCO or Rule 58 Subsidiary, the amount of such funds or guarantees will be included in E.ON's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

     9.   Energy Related Subsidiaries

     E.ON conducts various businesses outside the U.S. that, but for their source of revenues would qualify as "energy-related" or "gas-related" under Rule
58. The Commission has, however, found that certain energy-related activities that would otherwise constitute energy-related companies under Rule 58 but for their operations outside the U.S. could be conducted internationally by registered holding company systems. EUA Cogenex Corp., Holding Co. Act Release No. 26741 (July 15, 1997) (authorizing EUA Cogenex Corporation and EUA Cogenex-Canada, Inc., both subsidiaries of the U.S. public utility holding company Eastern Utilities Associates, to organize a Canadian subsidiary engaged in a range of energy conservation-related business activities); Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000) (authorizing retention of Xenergy Canada, Inc., a company providing utility related software services); Cinergy Corp, Holding Co. Act Release No. 26662 (February 7, 1997) (authorizing Cinergy Solutions to market energy-related services on a domestic and international basis).

     As more fully discussed in the Acquisition Application, E.ON is in the process of a significant program of divestiture of its non-utility businesses. E.ON expects to receive within the next 5 years proceeds from business divestitures (including the proceeds of sales already made) in excess of $20 billion. E.ON proposes to invest the divestiture proceeds to build its existing permitted nonutility businesses, and to acquire additional interests in EWGs and FUCOs and permitted non-utility businesses located primarily outside of the United States. Accordingly, E.ON requests authorization to invest up to 15% of its total consolidated capitalization in companies defined as "energy-related" or "gas-related" under Rule 58, except that companies that derive revenues from outside the U.S. shall not be excluded from such definition ("Energy Related Subsidiaries").

     10.  EWG/FUCO-Related Financings

     E.ON requests authorization to issue and sell securities in an aggregate amount of up to $25 billion for the purpose of financing investments in EWGs and FUCOs in the Acquisition Application.29 E.ON also proposes to enter into bridge financing facilities with respect to the TBD Subsidiaries. Such amounts are included in the External Financing Limit.

E.   Filing of Certificates of Notification

     Because E.ON has registered securities under the 1934 Act in connection with its sponsored ADR program E.ON proposes that to the maximum extent possible the reporting systems of the 1934 Act and the 1933 Act be integrated with reports under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, and reduce burdens on both the Commission and E.ON. To effect such integration, the Applicants

----------

29/ The Acquisition Application includes an analysis under Rule 54.

----------
                                       28
propose to incorporate by reference into the Rule 24 certificates of notification under this file the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding. The certificates would also contain all other information required by Rule 24, including the certification that each transaction included in the report had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application.

     Applicants propose to provide Rule 24 certificates on a semiannual basis. In the interest of maintaining the consistent presentation of financial information, Applicants propose that their Form U5S filings will comprise E.ON's consolidated U.S. GAAP financial statements or financial statements in the form required by Form 20-F and: (1) U.S. GAAP financial statements or financial statements in the format required by Form 20-F for all FUCOs, and (2) U.S. GAAP financial statements or financial statements in the format required by Form 20-F for the material first-tier E.ON non-U.S. subsidiaries, including the TBD Subsidiaries. The financial statements of the FUCOs and such first-tier E.ON non-U.S. subsidiaries would be presented on a consolidated basis. Amounts included in the Form U5S filings will be stated in U.S. dollars. E.ON will provide the Commission access to the books, records and financial statements, or copies thereof, of any of its subsidiary companies as the Commission may request.

     Applicants also request an exemption from Rule 26(a)(1) under the 1935 Act, regarding the maintenance of financial statements in conformance with Regulation S-X. The exemption would apply only to the E.ON non-U.S. subsidiaries that are organized outside the U.S. Any FUCO acquired directly or indirectly by E.ON subsequent to the issuance of an order in this Application will maintain its financial statements in accordance with U.S. GAAP or reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F.

     E.ON will also provide the following supplemental information in its annual Form U5S filing:

1. The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by US Group Parent: (a) as a result of any debt incurred in connection with the acquisition of LG&E Energy; and (b) as a result of any other income source or expense;

2. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of US Group Parent's interest costs and any assumptions used in the calculation;

3. A description of how any funding is effected through all Intermediate Companies;

4. A description of the amount and character of any payments made by each Intermediate Company to any other E.ON Group company during the reporting period; and

5. A statement that the allocation of tax credits and liabilities was conducted in accordance with the tax allocation agreement in effect and filed as an exhibit to the Form U5S.

     The Rule 24 certificates will be provided to the Commission within 180 days after the end of E.ON's fiscal year and within 90 days of the end of its second fiscal quarter and will contain the following information:

          a) The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by E.ON during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans;

          b) The amount of guarantees issued during the reporting period by E.ON, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee;

          c) E.ON's aggregate investment, as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of E.ON's consolidated retained earnings; a description of EWG and FUCO investments during the reporting period and; the aggregate amount of securities issued for purposes of investing in EWGs and FUCOs since the date of the order in this Application;

          d) The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by E.ON since the date of the order in this application, including any Acquisition debt;

          e) A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified;

          f) The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposits and withdrawals by company from the Utility Money Pool during the reporting period;

          g) The amount and terms of any nonexempt financings consummated during the period by any Utility Subsidiary during the reporting period;

          h) The amount and terms of any nonexempt financings consummated by any LG&E Group nonutility subsidiary during the reporting period;

          i) A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of E.ON and LG&E Energy;

          j) Paper copies of E.ON's filings of Form 20-F and reports to shareholders; and

          k) As applicable, all amounts shall be expressed in U.S. dollars and shall be presented in accordance with the U.S. GAAP or the reconciliation requirements of Form 20-F.

Item 2. Fees, Commissions and Expenses

     The fees, commissions or remuneration paid in connection with the Acquisition for investment bankers, accountants, consultants and other service providers are included within the Acquisition-related fees in Item 2 of the Acquisition Application. Such fees also include the professional service fees and other expenses incurred in connection with the preparation of this Application. Fees and expenses to be incurred in connection with the financing transactions proposed in this Application are extremely difficult to accurately estimate since the Application involves a three year authorization period and specific funding plans have not been made at this time. Nevertheless, the fees expected to be incurred in the financing transactions conducted under the authorization proposed herein will be consistent with market terms at the time of issuance. As noted above in the Financing Parameters, "the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application would not exceed an amount or percentage of the principal or total amount of the security being issued that would be charged to or paid by other companies with a similar credit rating and credit profile in a comparable arm's-length credit or financing transaction with an unaffiliated person."

Item 3. Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10 and 12 of the 1935 Act and Rules 45, 46, 52, 53 and 54 are considered applicable to the proposed transactions.

Item 4. Regulatory Approvals

     The Kentucky Commission has jurisdiction over the issuance of equity and long-term debt securities of LGE and KU. In addition, the VSCC has jurisdiction over the issuance of equity and long-term debt of KU/30 and certain affiliate transactions (e.g., the Utility Money Pool and the tax allocation agreement). The Tennessee Regulatory Authority has jurisdiction over the issuance of equity and long-term debt. Except as noted above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5. Procedure

     Applicants respectfully request the Commission to issue and publish not later than October 19, 2001 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than November 12, 2001 by which comments may be entered. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Acquisition. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

----------

30/ See, footnote 25,supra.

----------

Item 6. Exhibits and Financial Statements

A. Exhibits

A-1      Form of Tax Allocation Agreement*

B-1      Intermediate Company Structure*

C-1      Opinion of counsel*

C-2      Past tense opinion of counsel*

D-1      Proposed Form of Notice*

E-1      Form of Money Pool Agreement*

E-2      Form of Money Pool Note*

F-1      Annual Report of E.ON AG on Form 20-F.*

F-2      Annual Report of Powergen plc on Form 20-F.*


B. Financial Statements

FS-1 E.ON's consolidated financial statements as of December 31, 2000, incorporated by reference to E.ON's Form 20-F, filed March 27, 2001 (SEC File No. 1-14688).

FS-2 Powergen's consolidated financial statements as of December 31, 2000, incorporated by reference to Powergen's Form U5B, filed March 3, 2001 and its Form 20-F, filed May 25, 2001 (SEC File No. 1-13620).

FS-3 LG&E Energy's consolidated financial statements as of December 31, 2000.*

FS-4 E.ON financial projections for the years 2002-2004, including pro forma capitalization tables (confidential treatment requested).*

* To be filed by amendment.


Item 7. Information as to Environmental Effects

     None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application/Declaration will not result in changes in the operation of E.ON or its subsidiaries that will have an impact on the environment. E.ON is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized. The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.



Date:  October 2, 2001      E.ON AG

                            By: /s/ Hans Gisbert Ulmke
                                -----------------------
                            Name:  Hans Gisbert Ulmke
                            Title: Financial Director, Executive Vice President


                            By: /s/ Dr. Guntram Wuerzberg
                                -----------------------
                            Name:  Dr. Guntram Wuerzberg
                            Title: Vice President General Legal Affairs


Date:  October 2, 2001      Powergen plc


                            By: /s/ David Jackson
                                -----------------------
                            Name:  David Jackson
                            Title: Company Secretary and General Counsel